FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")

855 - 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2 Date of Material Change

April 5, 2024.

Item 3 News Release

The press release attached as Schedule "A" was released on April 5, 2024 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief FinancialOfficer

T: 604-664-1078

Item 9 Date of Report

April 5, 2024.

Schedule "A"

HIVE Digital Announces Bitcoin Production and HODL Growth in March 2024 to 2,287 Bitcoins

This news release constitutes a "designated news release" for the purposes of the Company's amended and restated prospectus supplement dated August 17, 2023, to its short form base shelf prospectus dated May 1, 2023.

Vancouver, British Columbia--(Newsfile Corp. - April 5, 2024) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE") a pioneer in green energy-powered blockchain infrastructure, proudly announces its unaudited production figures for March 2024, with approximately $160 million of Bitcoin on the balance sheet. The Company has increased its Bitcoin holdings by 10% and its HODL position at month-end was 2,287 Bitcoin on the balance sheet. HIVE has maintained over 4.5 Exahash ("EH/s") of Bitcoin mining capacity, on average, for March 2024 (all amounts in US dollars, unless otherwise indicated).

March 2024 Highlights:

  Production: HIVE successfully mined 224 Bitcoin in March 2024, utilizing its state-of-the-art ASIC and GPU mining operations. This achievement represents an impressive average of 49.7 Bitcoin per Exahash, with a consistent average hashrate of 4.5 EH/s throughout the month, and an 11% increase in monthly average hashrate.
  Daily Production: HIVE averaged a production of 7.2 BTC per day, underscoring its operational efficiency and robust mining capabilities.
  Mining Capacity Increase: HIVE concluded March with a 4.7 EH/s ASIC mining capacity, reflecting a notable 13% increase in month-end hashrate. The Company's HODL position at the end of March 2024 was 2,287 BTC, which was a 7% increase from the prior month.

Strategic HODL Increase:

As of April 4, 2024, HIVE's HODL position increased further to 2,315 Bitcoin, up from 2,131 BTC at the end of February 2024.

This continued increase aligns with the Company's strategy to strive to HODL, anticipating heightened demand for Bitcoin due to the adoption of Bitcoin as an alternative asset class, as witnessed with strong fund flows into the recent launch and approval of spot Bitcoin ETFs. The Company has strived to manage for highest cash flow return on invested capital (CFROIC) on a per share basis, while remaining sensitive to shareholder dilution in its overall strategy. HIVE believes that as the Halving event in April nears closer, the short-term volatility in the Company's stock price will remain high, and investors must be aware that, like its peers, is typically correlated with Bitcoin, but with a greater amplitude in price volatility.

Executive Insights:

Frank Holmes, Executive Chairman, emphasized HIVE's strategic foresight, stating, "Our HODL strategy is to have a healthy balance sheet similar to what we had for the last Halving event in 2020. We ended the quarter with a strong working cash position of approximately $160 million in Bitcoin and cash of $11 million with G&A costs to mine a Bitcoin under $6,000.

Halving Preparation:

Aydin Kilic, President and CEO, highlighted the Company's technological stability with the integration of Bitmain S21 Antminers into its mining fleet, stating, "We have approximately 2,000 S21 Antminers arriving and expected to be installed before the Halving event. Additionally, HIVE has approximately 3,000 additional S21 Antminers being delivered by June 2024. In total, HIVE will receive 5,095 S21 Antminers within the next three months, bringing our total target hashrate to 5.5 EH/s and a global average fleet efficiency of 25 J/TH."

Operational Excellence and Future Outlook:

HIVE remains at the forefront of the blockchain technology sector, continuously enhancing its mining efficiency and expanding its green energy-powered data center facilities across Canada, Sweden, and Iceland. With a keen focus on financial stability, growth and innovation, HIVE is well-positioned to navigate the volatile crypto market dynamics while securing balanced growth and value for its stakeholders.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. went public in 2017 as the first cryptocurrency mining company listed for trading on the TSX Venture Exchange with a sustainable green energy focus.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we endeavour to source green energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of ETH and BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of Bitcoin. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEdigitaltechnologies.com. Follow @HIVEDigitalTech on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: business goals and objectives of the Company; the results of operations for March 2024; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's at-the-market equity offering program (the "ATM Program") and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of newinformation, future events or otherwise, other than as required by law.

To view the source version of this press release, please visit

https://www.newsfilecorp.com/release/204453